UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Standard Lithium Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

853606101

(CUSIP Number)

August 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 853606101

1	NAMES OF REPORTING PERSONS Koch Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

(1)

Effective August 1, 2024, pursuant to an internal reorganization, Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”) ceased to own equity interests, directly or indirectly, of KSP Standard Lithium Investments, LLC (“KSP Lithium”), and Koch, Inc. became the indirect ultimate parent company of both KSP Lithium and KII. Accordingly, KII no longer has (or shall be deemed to have) beneficial ownership of any common shares, without par value (the “Public Shares”), of Standard Lithium Ltd. (the “Issuer”) held by KSP Lithium.

CUSIP: 853606101

1	NAMES OF REPORTING PERSONS KSP Standard Lithium Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,480,083 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,480,083 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,480,083 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 13,480,083 Public Shares held by KSP Lithium.
(2)	Calculated using 183,465,256 Public Shares deemed outstanding as of May 15, 2024, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on May 28, 2024.

CUSIP: 853606101

1	NAMES OF REPORTING PERSONS Koch, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,480,083 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,480,083 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,480,083 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Represents 13,480,083 Public Shares held by KSP Lithium. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.’s indirect beneficial ownership of KSP Lithium.

(2)	Calculated using 183,465,256 Public Shares deemed outstanding as of May 15, 2024, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on May 28, 2024.

CUSIP: 853606101

Item 1(a). Name of Issuer: Standard Lithium Ltd. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Officers: Suite 1625, 1075 W Georgia Street, Vancouver, British Columbia, Canada V6E 3C9

Item 2(a). Name of Person Filing:

KSP Standard Lithium Investments, LLC (“KSP Lithium”)

Koch Strategic Platforms, LLC (“KSP”)

Koch Investments Group, LLC (“KIG”)

Koch Investments Group Holdings, LLC (KIGH”)

Koch Companies, LLC (“KCLLC”)

Koch, Inc.

Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d).Title of Class of Securities: Common Shares, without par value (“Public Shares”).

Item 2(e).CUSIP No.: 853606101.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 183,465,256 Public Shares deemed outstanding as of May 15, 2024, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on May 28, 2024.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

KSP Lithium is beneficially owned by KSP, KSP is beneficially owned by KIG, KIG is beneficially owned by KIGH, and KIGH is beneficially owned by KCLLC, KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.

CUSIP: 853606101

Koch, Inc., KCLLC, KSP, KIG, and KIGH may be deemed to beneficially own the Public Shares held by KSP Lithium by virtue of (i) Koch, Inc.’s beneficial ownership of KCLLC, (ii) KCLLC’s beneficial ownership of KIGH, (iii) KIGH’s beneficial ownership of KIG, (iv) KIG’s beneficial ownership of KSP and (v) KSP’s beneficial ownership of KSP Lithium.

The filing of this Schedule 13G shall not be construed as an admission that any of KSP, KIG, KIGH, KCLLC, or Koch, Inc. is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13G.

Item 5. Ownership of 5 Percent or Less of a Class.

As a result of an internal reorganization described in footnote (1) on the cover page for KII, with respect to KII, this statement on Schedule 13G is being filed to report the fact that as of the date hereof KII has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: 853606101

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2024
KSP Standard Lithium Investments, LLC

	By:	/s/ Nicholas R. Hoffman
	Name:	Nicholas R. Hoffman
	Title:	Secretary

Koch Strategic Platforms, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

Koch Investments Group, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Rafaele G. Fazio
	Title:	Secretary

Koch Investments Group Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Rafaele G. Fazio
	Title:	Secretary

Koch Companies, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

Koch, Inc.

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

Koch Industries, LLC

	By:	/s/ Michael F. Zundel
	Name:	Michael F. Zundel
	Title:	Assistant Secretary

CUSIP: 853606101

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement